NATUS MEDICAL INCORPORATED

1501 Industrial Road

San Carlos, California 94070

November 28, 2011

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natus Medical Incorporated
Registration Statement on Form S-3
File No. 333-171489

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Natus Medical Incorporated (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3, (Registration No. 333-171489), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 30, 2010.

No securities have been sold under the Registration Statement or in connection with the offering. The Company requests that the Commission consent to this request on the grounds that it has no current intent to offer and sell registered shares of its capital stock and that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457 (p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement.

Please send copies of any written order granting withdrawal of the Registration Statement to the undersigned, with a copy to the Company’s counsel, Daniel J. Winnike, Esq., Fenwick & West LLP, 801 California Street, Mountain View, California, 94041.

Very truly yours,
NATUS MEDICAL INCORPORATED

By:	/s/ James B. Hawkins
James B. Hawkins
Chief Executive Officer